Exhibit 3.1

CERTIFICATE OF AMENDMENT TO THE

CERTIFICATE OF DESIGNATION

OF

8.375% SERIES B CUMULATIVE PERPETUAL PREFERRED STOCK

OF

XOMA CORPORATION

Pursuant to Section 151 of the General Corporation Law of the State of Delaware

XOMA Corporation, a Delaware corporation (the “Corporation”), does hereby certify as follows:

FIRST: That the original Certificate of Designation of 8.375% Series B Cumulative Perpetual Preferred Stock (the “Series B Preferred Stock”) of the Corporation (the “Certificate of Designation”) was originally filed with the Secretary of State of the State of Delaware on April 7, 2021, as corrected on Jun 9, 2021.

SECOND: That pursuant to the authority expressly vested in the Board of Directors of the Corporation (the “Board”) by the Certificate of Incorporation of the Corporation (as amended, restated or otherwise modified from time to time), the Board has duly adopted the following resolutions with the effect of approving and adopting this Certificate of Amendment to the Certificate of Designation (the “Certificate of Amendment”) and authorizing and directing the officers of the Corporation, for and on behalf of the Corporation, to execute and file this Certificate of Amendment with the Secretary of State of the State of Delaware:

THIRD: That Section 1 shall be amended and restated to read in its entirety as follows:

“Section 1. Designation and Number. The designation of the series of preferred stock shall be 8.375% Series B Cumulative Perpetual Preferred Stock, par value $0.05 per share (hereinafter referred to as the “Series B Preferred Stock”). Each share of Series B Preferred Stock shall be identical in all respects to every other share of Series B Preferred Stock. The number of authorized shares of Series B Preferred Stock shall be 3,600. Such number may from time to time be increased (but not in excess of the total number of authorized shares of preferred stock) or decreased (but not below the number of shares of Series B Preferred Stock then outstanding) by further resolution duly adopted by the Board of Directors of the Corporation or any duly authorized committee of the Board of Directors of the Corporation and by the filing of a certificate pursuant to the provisions of the Delaware General Corporation Law stating that such increase or reduction, as the case may be, has been so authorized. The Corporation shall have the authority to issue fractional shares of Series B Preferred Stock.”

FOURTH: This Certificate of Amendment shall become effective upon filing with the Secretary of State of the State of Delaware.

IN WITNESS WHEREOF, this Certificate of Amendment to the Certificate of Designation is executed on behalf of the Corporation by its Chief Executive Officer this 5th day of August, 2021.

By:	/s/ James Neal
Name: James Neal
Title: Chief Executive Officer

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